Exhibit 99.1

LOBO EV TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars except for number of shares)

	As of
	June 30,	December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$1,115,181	$470,335
Accounts receivable, net	2,339,830	2,532,551
Inventories, net	8,886,337	5,737,781
Short-term investments	184,231	56,768
Prepaid expenses and other current assets	7,828,258	7,307,478
Total current assets	20,353,837	16,104,913
Property and equipment, net	986,122	1,080,747
Intangible assets, net	1,996,823	1,916,362
Operating lease right-of-use assets, net	1,122,664	569,462
Total Assets	24,459,446	19,671,484

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,281,014	$929,816
Advances from customers	2,613,072	1,555,424
Other current payables	393,297	370,913
VAT payable	6,450,933	6,078,846
Taxes payable	2,669,546	2,372,646
Amounts due to related parties	1,486,145	1,671,371
Operating lease liabilities, current	701,446	362,720
Total current liabilities	15,595,453	13,341,736
Long-term Loan	137,605	140,847
Operating lease liabilities, non-current	633,389	298,961
Other payables	-	11,320
Total liabilities	16,366,447	13,792,864

Commitments and contingencies	-	-

Equity:
Common stock (par value of $0.001 per share, 50,000,000 shares authorized, 7,780,000 and 6,400,000 issued and outstanding, as of June 30, 2024 and December 31, 2023, respectively)	7,780	6,400
Additional paid-in capital	5,708,280	3,013,333
Retained earnings	2,102,211	2,490,044
Accumulated other comprehensive income	(529,893)	(377,790)
Statutory reserve	606,881	521,566
Total LOBO EV Technologies LTD’s shareholders’ equity	7,895,259	5,653,553
Non-controlling interest	197,740	225,067
Total Equity	8,092,999	5,878,620

Total Liabilities and Equity	$24,459,446	$19,671,484

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-1

LOBO EV TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In U.S. dollars except for number of shares)

	Six Months Ended
	June 30,
	2024	2023
Revenues	$12,132,668	$8,137,820
Cost of revenues	10,768,717	6,954,364
Gross Profit	1,363,951	1,183,456

Operating expenses
Selling and marketing expenses	329,471	325,800
General and administrative expenses	878,547	284,134
Research and development expenses	245,642	132,174
Total operating expenses	1,453,660	742,108

Operating (loss)/income	(89,709)	441,348

Other expenses (income)
Interest expense (income)	(19,964)	4,656
Other (income)	(45,537)	(484,545)
Total other income, net	(65,501)	(479,889)

(loss)/Income before income tax expense	(24,208)	921,237
Income tax expense	289,039	249,200
Net (loss)/Income	(313,247)	672,037

Net (loss)/Income	(313,247)	672,037
Less: Net (loss)/income attributable to non-controlling interest	(10,729)	14,263
Net (loss)/income attributable to LOBO EV Technologies LTD	(302,518)	657,774

Net (loss)/Income	(313,247)	672,037
Foreign currency translation adjustments	(168,701)	(346,119)
Total comprehensive (loss) income	(481,948)	325,918
Less: Total comprehensive (loss) income attributable to noncontrolling interests	(27,327)	5,889
Total comprehensive (loss) income attributable to LOBO EV Technologies LTD	$(454,621)	$320,029

Net (loss)/income per share, basic and diluted	$(0.04)	$0.11
Weighted average shares outstanding, basic and diluted	7,143,077	6,400,000

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F-2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. dollars except for number of shares)

				Additional			Accumulated Other	Total	Non-
	Common Stock		Subscription	Paid In	Statutory	Retained	Comprehensive	Shareholders’	controlling	Total
	Shares	Amount	Receivable	Capital	Reserve	Earnings	(Loss)/Income	Equity	Interest	Equity
Balance at, December 31, 2022	6,400,000	6,400	-	3,013,333	422,330	1,619,682	(194,900)	4,866,845	212,763	5,079,608
Net income						657,774		657,774	14,263	672,037
Appropriation of statutory reserve					72,034	(72,034)		-		-
Foreign currency translation adjustments							(337,745)	(337,745)	(8,374)	(346,119)
Balance at, June 30, 2023	6,400,000	$6,400	$-	$3,013,333	$494,364	$2,205,422	$(532,645)	$5,186,874	$218,652	$5,405,526

	Ordinary Shares		Shareholders	Additional paid-in	Statuory	(Accumulated deficit) Retained	Accumulated other comprehensive	Total shareholders’	Non-controlling	Total
	Share	Amount	subscription	capital	reserves	earnings	loss	equity	Interest	equity
Balance as of December 31, 2023	6,400,000	6,400	-	3,013,333	521,566	2,490,044	(377,790)	5,653,553	225,067	5,878,620
Share issuance upon initial public offering, net of issuance costs	1,380,000	1,380		2,694,947	-	-	-	2,696,327		2,696,327
Net income			-	-	-	(302,518)	-	(302,518)	(10,729)	(313,247)
Appropriation to statutory reserves	-	-		-	85,315	(85,315)		-	-	-
Foreign currency translation adjustments							(152,103)	(152,103)	(16,598)	(168,701)
Balance as of June 30, 2024	7,780,000	7,780	-	5,708,280	606,881	2,102,211	(529,893)	7,895,259	197,740	8,092,999

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

LOBO EV TECHNOLOGIES LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars except for number of shares)

	For the six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(313,247)	672,037
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	503,769	321,339
Loss on sale of long-term investments	55,461	-
Amortization of operating lease Right-of-use assets, nets	113,909	89,743
Changes in Operating Assets and Liabilities
Accounts receivable	135,391	220,260
Inventories	(3,304,383)	(1,216,371)
Prepaid expenses and other current assets	(679,115)	(1,858,070)
Accounts payable	375,299	(989,725)
Advance from customers	1,114,290	1,395,028
Other current payables	7,085	71,499
VAT payable	1,009,699	584,518
Taxes payable	(139,901)	642,125
Operating lease Liabilities	9,048	(70,648)
Net cash used in operating activities	(1,112,695)	(138,265)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest-free loan to related parties	(7,123,895)	(11,319,657)
Interest-free loan repaid by related parties	7,102,415	12,913,860
Purchase of short-term investment	(185,564)	-
Purchase of property and equipment	(54,716)	(10,796)
Purchase of intangible assets	(503,617)	(324,647)
Additional consideration paid for Reorganization	-	(1,437,646)
Net cash used in investing activities	(765,377)	(178,886)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds of interest-free loan from related parties	248,842	784,512
Repayments of interest-free loan to related parties	(428,618)	(60,752)
Repayments of short-term loan	-	(202,070)
Proceeds from IPO	2,696,327	-
Net cash provided by financing activities	2,516,551	521,690

Effect of exchange rate changes on cash and cash equivalents	6,367	(17,197)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	644,846	187,342
CASH AND CASH EQUIVALENTS, beginning of period	470,335	182,829
CASH AND CASH EQUIVALENTS, end of period	1,115,181	370,171

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Income taxes	(656)	(71)
Interest	(4,986)	(4,660)

NON-CASH TRANSACTIONS
Addition of Right-of-use assets, nets	688,137	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

LOBO EV TECHNOLOGIES LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Lobo EV Technologies Ltd. (“LOBO”) was incorporated as an exempted holding company under the laws of the British Virgin Islands on October 25, 2021. LOBO does not conduct any substantive operations on its own, but instead conducts its business operations through its wholly-owned subsidiary in the People’s Republic of China (the “PRC”) and the subsidiary of such entity. LOBO and its subsidiaries are hereinafter collectively referred to as “the Company”. LOBO is an innovative electric vehicles manufacturer and seller. LOBO designs, develops, manufactures and sells e-bicycles, e-mopeds, e-tricycles, and electric four-wheeled shuttles, through its indirectly wholly-owned subsidiaries, Jiangsu LOBO, Beijing LOBO, Guangzhou LOBO, Tianjin LOBO, Tianjin Bibosch and Wuxi Jinbang . LOBO also provides software solutions for automotive electronics, such as interactive multimedia software systems, multifunctional rear-view mirrors, and dash cams. As described below, LOBO, through a series of transactions which is accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

Reorganization

The Reorganization of the Company’s legal structure was completed on March 14, 2022. The Reorganization involved (i) the incorporation of LOBO in the British Virgin Islands as a holding company; (ii) the incorporation of LOBO Holdings Limited in Hong Kong (“LOBO HK”), as a wholly-owned subsidiary of LOBO; (iii) the share transfer of Jiangsu LOBO from Jiangsu LOBO’s shareholders to LOBO HK, resulting in Jiangsu LOBO becoming a wholly-owned subsidiary of LOBO HK in the PRC.

LOBO is a holding company and had not commenced operations until the Reorganization was complete.

During the periods presented in these consolidated financial statements, the control of the entities has never changed (always under the control of the PRC Shareholders). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

In March 2023, LOBO HK entered into a supplemental agreement with Jiangsu LOBO’s former shareholders, and agreed the consideration for the share transfer of Jiangsu LOBO to LOBO HK shall be $1,437,646 (RMB 10,000,000), the registered capital amount of Jiangsu LOBO since its incorporation in November 2021. The pro-rata amount to each shareholder of Jiangsu LOBO was documented in the initial share transfer agreement entered in March 2022, when LOBO HK and former Jiangsu LOBO shareholders’ decided the consideration to be zero at the time.

In March 2023, when LOBO HK and former Jiangsu LOBO Shareholders entered into the supplemental agreement, the nature of the share transfer transaction did not change, which is still an acquisition under common control. The supplemental agreement is part of the Reorganization process.

Jiangsu LOBO former shareholders include related parties who are also officers of LOBO under current structure, hence the acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current capital structure has been retroactively presented in prior periods as if such structure existed at that time.

The reorganization has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and therefore, the consideration amount of $1,437,646 is retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements (Retrospective Adjustment -1).

On March 1, 2023, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000, and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 44,300,000 to the Company for no consideration and thereafter cancelled. The surrendered shares have been retrospectively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend is determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 ordinary shares authorized, with 6,400,000 ordinary shares issued and outstanding. The stock dividend, all share and per share data are retroactively adjusted as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements reflect the activities of LOBO and each of the following entities:

			Percentage
	Date of	Place of	of effective
Name	Incorporation	incorporation	ownership	Principal Activities
Wholly owned subsidiaries
LOBO AI Technologies Ltd (LOBO BVI )	October, 2021	British Virgin Islands (the “BVI”)	100%	Holding company
LOBO Holdings Ltd (LOBO HK)	November, 2021	Hong Kong Administratrive Region of the People’s Republic of China (“HK”)	100%	Investment holding company
Jiangsu LOBO Electric Vehicle Co. Ltd (Jiangsu LOBO)	November, 2021	People’s Republic of China (“PRC”)	100%	Wholly foreign owned entity, a holding company
Beijing LOBO Intelligent Machine Co., Ltd (Beijing LOBO)	August, 2014	PRC	100%	Domestic sales and outsourcing special models of e-bicycle and UVT
Tianjin LOBO Intelligent Robot Co., Ltd (Tianjin LOBO)	October, 2021	PRC	100%	Production of electric bicycles, urban tricycles and elderly scooters
Guangzhou LOBO Intelligent Technologies Co. Ltd (Guangzhou LOBO)	May, 2019	PRC	100%	Software development for automotive electronics
Wuxi Jinbang Electric Vehicle Manufacture Co., Ltd (Wuxi Jinbang)	October, 2002	PRC	85%	Production of electric bicycles and electric moped
Tianjin Bibosch Intelligent Technologies Co., Ltd (Tianjin Bibosch)	March, 2022	PRC	100%	Foreign sales of e-bicycle and UVT

F-5

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of LOBO, and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.  In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair statement of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the years ended December 31, 2022 and 2023. The results of operations for the six months ended June 30, 2024 are not necessarily indicative of the results for the full year. These statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2022 and 2023.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifcations had no impact on net earnings and financial position.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period and accompanying notes, including credit loss, the useful lives of property and equipment, impairment of short-term investments, long-term investments and long-lived assets, valuation allowance for deferred tax assets and uncertain tax opinions. Actual results could differ from those estimates.

(c) Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD” or “$”). The functional currency of subsidiaries located in China is the Chinese Renminbi (“RMB”), the functional currency of subsidiaries located in Hong Kong is the Hong Kong dollars (“HK$”). For the entities whose functional currency is the RMB and HK$, results of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive loss in the Consolidated Statements of Operations and Comprehensive Income.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

F-6

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The Consolidated Balance Sheets amounts, with the exception of equity, on June 30, 2024 and December 31, 2023 were translated at RMB7.2672 to $1.00 and RMB7.0999 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to Consolidated Statements of Operations and Comprehensive Income and Cash Flows for the six months ended June 30, 2024 and 2023 were RMB7.2150 to $1.00 and RMB6.9283 to $1.00, respectively.

(d) Fair Value Measurement

The Company applies Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for identical or similar assets and liabilities in active markets or in inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying amounts of the Company’s financial instruments approximate their fair values because of their short-term nature. The Company’s financial instruments include cash, short-term investments, accounts receivable, amounts due from related parties, other current assets, amounts due to related parties, accounts payable and other current payables. Short-term investments are recorded at fair value, based on Level 1 inputs as of June 30, 2024 and December 31, 2023.

(e) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates and have original maturities of three months or less when purchased.

(f) Accounts receivable

Accounts receivable are stated at the original amount less credit losses, if any, based on a review of all outstanding amounts at period end. The Company adopted ASU No. 2016-13, “Financial Instruments – Credit Losses” on January 1, 2023. The Company analyzes the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable future forecast, and  changes in its customer payment patterns, and concluded that the adoption has no material impact on the consolidated financial statements and the allowance for credit losses assessed to be immaterial as of June 30, 2024 and December 31, 2023.

F-7

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(g) Inventories

Inventories, primarily consisting of the raw materials purchased by the Company for battery packs assembling and e-bicycles production, and finished goods including battery packs and e-bicycles, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value. There were no write-downs recognized for the inventories for the six months ended June 30, 2024 and 2023.

(h) Short-term investments

Short-term investments include wealth management products. Short-term investments are classified as available for sale, and reported at fair value with unrealized gains and losses included in accumulated other comprehensive income. For the six months ended June 30, 2024 and 2023, the Company did not record any impairment on the short-term investment.

(i) Deferred IPO costs

Deferred IPO costs represent the incremental costs incurred for the Company’s initial public offering (the “IPO”). These costs were deferred and deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primary include professional fees related to the IPO. As of June 30, 2024 and December 31, 2023, the deferred IPO costs were $0, and $1,282,570, respectively. Deferred IPO costs are included in the Prepaid expenses and other current assets in the Consolidated Balance Sheets.

(j) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. Estimated useful lives are as follows:

Production line for e-bicycles	5-10 Years
Furniture, fixtures and office equipment	3-5 Years
Vehicles	4-10 Years

(k) Intangible Assets

We purchase software from third parties and recorded the cost in intangible assets on the consolidated balance sheets.

We amortize the purchased software on a straight-line basis over their estimated useful lives, which is typically 3 years. Amortization expense of Beijing LOBO is included in General and administrative expense, and amortization expense of Guangzhou LOBO is included in cost of revenue on the statements of operations and totaled $359,345 and $173,196 for the six months ended June 30, 2024 and 2023, respectively. We evaluate the purchased software for impairment and did not record impairment losses for the six months ended June 30, 2024 and 2023. Refer to Note 9  – Intangible Assets for additional information regarding our purchased software.

F-8

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(l) Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, the Company capitalizes certain computer software and software development costs incurred in connection with developing or obtaining computer software for internal use when both the preliminary project stage is completed, and it is probable that the software will be used as intended, until the software is available for general release. Capitalized software costs primarily include external direct costs of materials and services utilized in developing or obtaining computer software.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years. The Company reviews the carrying value for impairment whenever facts and circumstances exist that would suggest that assets might be impaired or that the useful lives should be modified. Refer to Note 9 - Intangible Assets for additional information regarding our capitalized software development costs.

(m) Impairment of Long-lived Assets

In accordance with ASC Topic 360, Property, Plant, and Equipment, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its carrying amount. The Company did not record any impairment charge for the six months ended June 30, 2024 and 2023.

(n) Value Added Tax

LOBO’s China subsidiaries are subject to value-added tax (“VAT”) for providing services and sales of products.

Revenue from providing services and sales of products is generally subject to VAT at applicable tax rates, and subsequently paid to PRC tax authorities after netting input VAT on purchases. The excess of output VAT over input VAT is reflected in accrued expenses and other payables. The Company reports revenue net of PRC’s VAT for all the periods presented in the Consolidated Statements of Operations and Comprehensive Income.

(o) Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (“ASC Topic 606”) from January 1, 2019 and used the modified retrospective method for the revenue from sales of self-manufactured e-bicycles and software development and design services.

The core principle of ASC Topic 606 is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

Revenue recognition policies are discussed as follows:

Revenue from sales of electric vehicles and accessories

The Company sells electric vehicles and accessories products to end customers. The transaction price in the contract is fixed and reflected in the sales invoice. The performance obligation is to transfer promised products to a customer upon acceptance by customers, and the Company is primarily responsible for fulfilling the promise to deliver the products to the customers. There is only one performance obligation in the contract and there is no need for allocation. The Company presents the revenue generated from its sales of products on a gross basis as the Company is a principal. The revenue is recognized at a point in time when the Company satisfies the performance obligation.

The Company offers customer warranties generally from three months to one year. To estimate reserve for warranties and returns the Company relies on historical sales returns and warranty repair costs. Based on assessment the Company assessed no cost for warranties and returns for the six months ended June 30, 2024 and 2023 for the electric vehicles and accessories segment.

F-9

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

Revenue from sale of software development and design services

The Company provides automobile information and entertainment software development and design services to customers. The software development and design service contracts with customers includes two components: 1) software development, and 2) royalty agreements, and the contracts specify the transaction price for each component. The Company is primarily responsible for fulfilling the promises in both components of the contract, and thus the Company is the principal in both components of the contract.

The Company provides the services to the customer and is the principal for this performance obligation. Software development services includes customized product consulting and planning, technology and function development, verification and certification, prototype, and implementation. A prototype installed with the customized software is built with proprietary technology that is specific to the customer, and thus the prototype has no alternative use and is not a separate performance obligation. All activities, including the prototype, are highly interdependent and highly interrelated. Thus, in accordance with ASC 606-10-25-19, we determined the services are not separately identifiable within the context of the contract, and therefore do not constitute a separate performance obligation on its own. The contract only has one performance obligation, which is to deliver the software to the customer to use in mass production.

The Company transfers control of the software development service over time. The software that the Company developed and designed for its customer is fully customized, and thus the software does not create an asset with an alternative use to the Company. The Company has an enforceable right to payment for performance completed according to the terms of the contract. In accordance with ASC 606-10-25-27, the Company satisfies the performance obligation and recognizes revenue over time using the output method, based on the development milestones confirmed by customers periodically.

A separate revenue stream than sale of software above is when software is delivered and the third-party arranges the production and sales, the Company, as principal, charges a royalty fee per unit sold based on the sales volume generated by its third-party customers from their use of the software. The Company reconciles the royalty fees with its customers on a monthly basis, and recognizes royalty revenues at a point in time at month end.

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced when the Company has satisfied its performance obligation and has unconditional right to the payment. The Company has no contract assets as of June 30, 2024 and December 31, 2023.

Contract liabilities primarily consist of advances from customers. As of June 30, 2024 and December 31, 2023, the Company recognized advances from customers amounted to $2,613,072 and $1,555,424, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,055,869 and $65,612 for the six months ended June 30, 2024 and 2023, respectively.

The Company’s standard warranty on the software development and design services varies from one year to three years or up to 100,000 kilometers of the vehicles that equipped with the software. This warranty primarily includes basic after-sales service, such as software bug fixes. The Company considers the standard warranty is not providing incremental service to customers rather an assurance to the quality of the software development and design services and therefore, is not a separate performance obligation. The Company analyzed historical warranty claims, and incurred warranty cost of zero and $64,485 for the six months ended June 30, 2024 and 2023, respectively.

(p) Research and Development Expenses

Research and development (“R&D”) expenses are expensed as incurred. R&D costs are related to certain software research and development for internal use.

R&D expenses primarily consist of employee salary and benefit costs. R&D expenses were $245,642 and $132,174 for the six months ended June 30, 2024 and 2023, respectively.

(q) Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740 Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

F-10

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Company’s operating subsidiaries in PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($14,498). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

(r) Non-controlling Interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets, consolidated statements of changes in shareholders’ equity and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the Consolidated Statements of Operations and Comprehensive Income.

(s) Segment Reporting

The Company has organized its operations into two operating segments. The segments reflect the way the Company evaluates its business performance and manages its operations by the Company’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company.

The Company has determined that it operates in two operating segments: (1) electric vehicles and accessories sales segment, and (2) software royalties and development and design services segment. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business unit requires different technology and marketing strategies.

As the Company’s long-lived assets are substantially all located in the PRC and all of the Company’s revenues and expenses are derived from within the PRC, no geographical segments are presented.

(t) Net Income Per Share

Basic income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Potentially dilutive shares are excluded from the computation if their effect is anti-dilutive.

(u) Comprehensive Income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The components of other comprehensive loss consist solely of foreign currency translation adjustments.

F-11

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued

(v) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w) Recent Accounting Standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, an EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued Accounting Standard Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this ASU require that public business entities on an annual basis 1) disclose specific categories in the rate reconciliation, and 2) provide additional information for reconciling items that meet a quantitative threshold. The amendments require disclosure about income taxes paid by federal, state and foreign taxes, and by individual jurisdictions in which income taxes paid is equal or greater than 5 percent of total income taxes paid. The amendment also require entities to disclose income or loss from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense or benefit from continuing operations disaggregated by federal, state and foreign. For all public business entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. We are currently evaluating this guidance and believe the adoption will not significantly impact the presentation of our financial condition, results of operations and disclosures.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this update require that a public entity disclose on an annual and interim basis, 1) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, 2) an amount for other segment items by reportable segment and a description of its composition. The other segment items category is the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss, and 3) disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. For all public business entities, ASU 2023-07 is effective for annual periods and interim periods beginning after December 15, 2024; early adoption is permitted. We are currently evaluating this guidance and believe the adoption will not significantly impact the presentation of our financial condition, results of operations and disclosures.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. REVENUES AND COST OF REVENUES

The following table identifies the disaggregation of the Company’s revenues for the six months ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
Revenues
Electric vehicles and accessories sales	$12,076,334	$7,496,861

Software royalties	343	232,462
Software development and design services	55,991	408,497

Software royalties and development and design subtotal	56,334	640,959

Total revenues accounted for under ASC Topic 606	$12,132,668	$8,137,820

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year.

Cost of electric vehicles and accessories revenues consist primarily of cost of products, labor cost, and other overhead expenses. Cost of Software development and design revenues consist primarily of raw material cost, outsourced development cost, and amortization cost of the intangible assets. The following table identifies the disaggregation of the Company’s cost of revenues for the six months ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
Cost of revenues
Electric vehicles and accessories	$10,374,282	$6,561,276
Software development and design services	394,435	393,088

Total cost of revenues	$10,768,717	$6,954,364

F-12

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following, and the Company determined that based on the aging of the customer accounts, coverage of credit insurance, customer concentrations, customer credit-worthiness, historical and current economic trends, supportable and reasonable forecast and changes in its customer payment patterns, the allowance for credit losses assessed to be immaterial.

	As of
	June 30, 2024	December 31, 2023
Accounts receivable	$2,339,830	$2,532,551

5. SHORT-TERM INVESTMENTS

As of June 30, 2024, short-term investments consisted of the wealth management products totaled $184,231. Wealth management products are deposits in a financial institution with variable interest rates and not-guaranteed principal, and thus classified as available for sale. The wealth management products were respectively purchased in January, 2024. Wealth management products had duration of 30 years, during which the Company could redeem the wealth management product at its discretion. For the six months ended June 30, 2024 the weighted average interest rates of the short-term investments are 2.5%, and the Company concluded that the gain or loss from the changes in fair values is immaterial to be recognized in accumulated other comprehensive income.

F-13

6. INVENTORIES, NET

Inventories consisted of the following:

	As of
	June 30, 2024	December 31,2023
Finished goods(1)	$2,888,022	$3,287,637
Raw materials(2)	5,979,814	2,426,168
WIP(3)	18,501	23,976
Total Inventory	$8,886,337	$5,737,781

(1)	Finished goods includes electric vehicles and accessories.

(2)	Raw materials mainly include parts, and battery cells.

(3)	Work-in-process includes cost incurred to build prototypes with customized software.

Based on historical observations, the write-downs were immaterial to be recognized for the inventories for the six months ended June 30, 2024 and 2023.

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2024	December 31, 2023
Prepayment to vendors	$7,398,181	$5,784,530
Deferred IPO Costs(1)	-	1,282,570
Advances to employees(2)	53,393	29,380
Others(3)	376,684	210,998
Prepaid expenses and other current assets	$7,828,258	$7,307,478

(1)	The balance represented the incremental costs incurred for the IPO, which was deducted from the proceeds of the IPO upon the completion of the IPO.

(2)	The balance represented advances that the Company’s subsidiaries have advanced to non-director/officer employees. The advance is interest-free.

(3)	The balance primarily represented a deductible VAT input tax of $227,031 and $54,734 as of June 30, 2024 and December 31, 2023, respectively.

F-14

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of
	June 30,	December 31,
	2024	2023
Production line for e-bicycles	$1,728,322	$1,719,776
Furniture, fixtures and office equipment	182,813	181,360
Vehicles	77,886	78,475
	1,989,021	1,979,611
Less: accumulated depreciation	(1,002,899)	(898,864)
Property and equipment, net	$986,122	$1,080,747

For the six months ended June 30, 2024 and 2023, depreciation expense amounted to $125,631and $128,368 , respectively.

9. INTANGIBLE ASSETS, NET

Intangibles, net consisted of the following:

	As of
	June 30,	December 31,
	2024	2023
Purchased software	$1,072,018	$1,097,279
Capitalized software development costs	1,941,718	1,475,691
	3,013,736	2,572,970
Less: accumulated amortization	(1,016,913)	(656,608)
Intangible assets, net	$1,996,823	$1,916,362

In the software development process, once the preliminary project stage was completed and management committed to funding the software through completion and the software will be used to perform the function intended, the application development stage started. In accordance with ASC 350-40-25, the software development costs incurred in the application development stage were capitalized, and the costs incurred in the preliminary project stage were expensed.

In 2023, the capitalized software for internal use was completed, the capitalized costs is amortized on a straight-line basis over the estimated useful live of three years.

For the six months ended June 30, 2024 and 2023, amortization expense amounted to $378,138  and $192,971 . The Company did not recognize impairment loss for the six months ended June 30, 2024 and 2023.

The following summarizes total future amortization expenses of the purchased software at June 30, 2024:

Year ending December 31,
2024 (remaining 6 months)	368,395
2025	616,980
2026	331,395
2027	37,315
2028 and after	142,738
Total future amortization expense	$1,496,823

F-15

10. ADVANCES FROM CUSTOMERS

Advances from customers are contract liabilities that represent the Company’s obligation to transfer goods or services to customers for which the Company has received prepayments from the customers. As of June 30, 2024 and December 31, 2023, the Company recorded advances from customers that amounted to $2,613,072 and 1,555,424, respectively. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were $1,055,869 and $65,612 for the six months ended June 30, 2024 and 2023, respectively.

11. TAXES PAYABLE

Taxes payable consisted of the following:

	As of
	June 30,	December 31,
	2024	2023
Income tax payable	$1,934,270	$1,686,790
Other tax payable	735,276	685,856
Total tax payable	$2,669,546	$2,372,646

12. OPERATING LEASE LIABILITIES AND RIGHT OF USE ASSETS

Operating Leases

During the six months ended June 30, 2024 and 2023, the Company entered into multiple operating leases for new offices and facility spaces in China. The Company measured and recorded right of use assets and corresponding operating lease liabilities at the lease commencement dates. The discount rate utilized in such present value calculation was 4.75% based on an estimate of the Company’s incremental borrowing rate.

The Company has made operating lease payments in the amount of $9,337 and $77,759 during the six months ended June 30, 2024 and 2023. Rent expense charged to operations, which differs from rent paid due to rent credits and to increasing amounts of base rent, is calculated by allocating total rental payments on a straight-line basis over the term of the lease. For the six months ended June 30, 2024 and 2023, the Company incurred operating lease expense amounted to $132,362 and $96,913,   respectively.

Operating lease liabilities consist of:

	As of
	June 30,	December 31,
	2024	2023
Current portion	$701,446	$362,720
Long term portion	633,389	298,961
Total operating lease liabilities	$1,334,835	$661,681

F-16

The following summarizes total future minimum operating lease payments at June 30, 2024:

The periods ending December 31,
2024 (remaining 6 months)	548,243
2025	378,249
2026	362,001
2027	119,439
Total minimum lease payments	1,407,932
Less: present value discount	(73,097)
Present value of minimum lease payments	$1,334,835

As of June 30, 2024 and December 31, 2023, the weighted average discount rate for these leases is 4.75% and 4.75%, and the weighted average remaining term is 43 months and 37 months, respectively.

13. BANK LOAN

On April 21, 2021, the Company’s subsidiary, Wuxi Jinbang entered into a line of credit agreement of $219,691 (RMB1,400,000) with Jiangsu Changjiang Commercial Bank with an annual interest rate of 8.40%. The Company pays interest monthly, the principal balance is due no more than 72 months, and the credit agreement expires on April 20, 2027. In April 2023, the Company paid off the entire balance of the line of credit.

On September 26, 2023, Wuxi Jinbang drew RMB1,000,000 ($140,847) from the above credit agreement pursuit to the same term above. The Company recorded the amount in long-term loan, the balance was $137,605 and $140,847 as of June 30, 2024 and December 31, 2023.

For the six months ended June 30, 2024 and 2023, the Company recorded interest expenses of $5,168 and $4,656, respectively.

14. RELATED PARTY TRANSACTIONS AND BALANCES

The following is a list of related parties which the Company had transactions with during the six months ended June 30, 2024 and 2023:

	Name	Relationship
(a)	Jiancong Cai	Deputy General Manager/10% shareholder of the Company
(b)	Huiyan Xie	10% shareholder of the Company
(c)	Huajian Xu	CEO of the Company
(d)	Xing Xia	Deputy General Manager/15% shareholder of Wuxi Jinbang

F-17

Amounts due from related parties

As of June 30, 2024 and December 31, 2023, amounts due from related parties, consisted of the following:

				Exchange
	December 31,		Received	Rate	June 30,
	2023	Provided	Repayment	Translation	2024
Amounts due from related parties
(b) Huiyan Xie	-	6,889,039	(6,887,088)	(1,951)	-
(d) Xing Xia	-	234,856	(215,327)	(19,529)	-
Total amounts due from related parties	$-	$7,123,895	$(7,102,415)	$(21,480)	$-

As of June 30, 2024 and December 31, 2023, amounts due to related parties consisted of the following:

	December 31,			Exchange Rate	June 30,
	2023	Borrowed	Repaid	Translation	2024
Amounts due to related parties
(a) Jiancong Cai	$153,976	215,091	$(168,506)	(3,881)	$196,680
(b) Huiyan Xie	374,475	-	(96,464)	-	278,011
(c) Huajian Xu	856,068	8,580	(163,648)	(1,569)	699,431
(d) Xing Xia	286,852	25,171	-	-	312,023
Total amounts due to related parties	$1,671,371	$248,842	$(428,618)	$(5,450)	$1,486,145

The balances represented interest-free loans payable to shareholders.

Related party transactions

Other than the interest free loans due to and due from shareholders, for which the balances are disclosed above, for the six months ended June 30, 2024 and 2023, the Company had the following material related party transactions:

			Six Months Ended June 30,
	Related Parties	Nature	2024	2023
(d)	Xing Xia	sale of products	$95,714	$-

F-18

15. INCOME TAXES

BVI

The Company is incorporated in the BVI. Under the current laws of the BVI, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was announced on the following day. Under the two-tiered profits tax rates regime, the first 2 million Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The Company’s Hong Kong subsidiaries did not have assessable profits that were derived in Hong Kong . Therefore, no Hong Kong profit tax has been provided for the six months ended June 30, 2024 and 2023.

PRC

The Company’s PRC subsidiaries are subject to the PRC Enterprise Income Tax Law (“EIT Law”) and are taxed at the statutory income tax rate of 25%, unless otherwise specified.

The components of the income tax provision are:

	For the six months ended June 30,
	2024	2023
Current	$289,039	$249,200
Deferred	-	-
Total income tax provision	$289,039	$249,200

The reconciliations of the statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the six months ended June 30,
	2024	2023
Net income before provision for income taxes	$(24,208)	$921,237
PRC statutory tax rate	25%	25%
Income tax at statutory tax rate	(6,052)	230,309

Changes in valuation allowance	167,204	13,405
Effect of income tax rate differences in jurisdictions other than mainland China	120,809	291
Tax effect of non-deductible items	7,078	5,195
Income tax expense	$289,039	$249,200
Effective tax rates	(1194)%	27%

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

F-19

As of June 30, 2024 and December 31, 2023, the Company had not recorded any withholding tax on the retained earnings of its foreign invested enterprises in the PRC, since the Company intends to reinvest its earnings to further expand its business in mainland China, and its foreign invested enterprises do not intend to declare dividends to their immediate foreign holding companies.

As of June 30, 2024 and December 31, 2023, there was no tax effect of temporary difference under ASC Topic 740 “Accounting for Income Taxes” that gives rise to deferred tax asset and liability.

As of June 30, 2024 and December 31, 2023, the Company has net operating loss carried forward of $243,357 and $95,433.

Accounting for uncertainty tax position

The Company did not identify significant unrecognized tax benefits for the six months ended June 30, 2024 and 2023. The Company did not incur any interest or penalties related to potential underpaid income tax expenses. In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. Accordingly, the tax years from 2019 to 2023 of the Company’s PRC subsidiaries remain open to examination by the taxing jurisdictions. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

16. EQUITY

(a) Common stock and Additional Paid In Capital

The Company was established under the laws of the British Virgin Islands on October 25, 2021. The authorized number of Ordinary Shares was 50,000,000 with par value of $0.001 per share. As of December 31, 2021, the Company’s shareholders have not funded the capital of the Ordinary Shares in British Virgin Islands and recorded subscription receivable as of December 31, 2021. The Company’s shareholders have funded the $50,000 capital in British Virgin Islands in October and November, 2022.

Upon the Reorganization event described in Note 1, on March 14, 2022, the Company issued the 5,700,000 Ordinary Shares of common stock with par value of $0.001 in exchange for all outstanding common stock of Jiangsu Lobo. The Reorganization has been accounted for at historical cost and prepared on the basis as if the Reorganization had become effective as of the beginning of the first period presented in the accompanying financial statements of the Company.

On March 1, 2023, the Company effected a one thousand-for-one subdivision of shares to shareholders, which increased the total number of authorized and issued ordinary shares of 50,000 to 50,000,000, and decreased the par value of ordinary shares from $1 to $0.001. Then the shareholders surrendered a pro-rata number of ordinary shares of 44,300,000 to the Company for no consideration and thereafter cancelled. Following the surrender, the issued and outstanding ordinary shares were 5,700,000 of par value of $0.001 per share. All share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are presented on a retroactive basis.

On September 15, 2023, the Company issued 700,000 shares on a pro-rata basis to the existing shareholders as stock dividend. The fair value of the stock dividend is determined to be $2,212,000 at $3.16 per ordinary share. As of October 15, 2023, the Company has 50,000,000 ordinary shares authorized, with 6,400,000 ordinary shares issued and outstanding. The stock dividend, all share and per share data as of December 31, 2022, and for the year ended December 31, 2022 are retroactively adjusted.

During the six months ended June 30, 2024, the Company issued 1,380,000 shares of common stock at $4.00 per share for a total of $5,520,000  gross processed in its Initial Public Offering (IPO). Net proceeds from the IPO was $2,696,327, net of expenses primarily including legal fees and audit fees.

(b) Statutory Reserve

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Net income after taxation can be made up for the cumulative prior years’ losses, if any before allocated to the “Statutory reserve”. Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the board of directors of the Company. As of June 30, 2024, statutory reserve provided were $606,881.

(d) Non-controlling interest

As of June 30, 2024, the Company’s non-controlling interest represented 15% equity interest of Wuxi Jinbang, which was established in October 2002.

F-20

17. SEGMENT REPORTING

The Company has determined that it operates in two operating segments: (1) electric vehicles and accessories sales, and (2) software royalties and development and design services.

The Company’s CODM, chief executive officer, measures the performance of each segment based on metrics of revenue and profit before taxes from operations and uses these results to evaluate the performance of, and to allocate resources to each of the segments. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The following tables present the summary of each reportable segment’s assets, revenue and income, which is considered as a segment operating performance measure, for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$20,164,937	$188,900	$20,353,837
Non-current assets	2,757,808	1,347,801	4,105,609
Revenues	12,076,334	56,334	12,132,668
Depreciation and amortization	89,791	413,978	503,769
Segment income (loss) before tax	452,479	(476,687)	(24,208)
Segment gross profit margin	14%	-600%	11%
Net income (loss)	$163,440	(476,687)	(313,247)

	Six Months Ended June 30, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$13,617,876	$741,548	$14,359,424
Non-current assets	1,648,698	1,422,157	3,070,855
Revenues	7,496,861	640,959	8,137,820
Depreciation and amortization	91,200	230,139	321,339
Segment income before tax	811,842	109,395	921,237
Segment gross profit margin	12%	39%	15%
Net income	$590,072	$81,965	$672,037

F-21

18. CONCENTRATIONS

Concentrations of Credit Risk

As of June 30, 2024, cash and cash equivalents balances in the PRC are $1,115,181, which were primarily deposited in financial institutions located in Mainland China. Each bank account is insured by The People’s Bank of China (the central bank of China) with the maximum limit of RMB500,000 (equivalent to $70,692). To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Concentrations of Customers

The following table sets forth information as to each customer that accounted for 10% or more of total accounts receivable as of June 30, 2024 and December 31, 2023:

	As of		As of
	June 30, 2024		December 31, 2023
		% of			% of
	Amount	Total	Amount		Total
A	$727,855	31.10%	$		* %
B	454,360	19.42%			* %
C	412,364	17.62%			%
D	302,919	12.95%		479,511	18.93%
E	255,423	10.92%		*	* %
F	*	*		997,506	39.39%
G	*	* %		553,800	21.87%
Total	$2,152,921	92.01%		$2,030,817	80.19%

The following table sets forth information as to each customer that accounted for 10% or more of total revenue for the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,
	2024		2023
Customer		% of			% of
	Amount	Total	Amount		Total
I	$3,022,476	24.91%	$	*	*	%
A	2,050,295	16.90%		*	*	%
B	1,298,049	10.70%		*	*	%
H	*	* %		1,421,213	17.46%
F	*	* %		1,145,778	14.08%
Total	$6,370,820	52.51%		$2,566,991	31.54%

The following table sets forth information as to each supplier that accounted for 10% or more of total accounts payable as of June 30, 2024 and December 31, 2023.

	As of		As of
	June 30,		December 31,
	2024		2023
Suppliers		% of		% of
	Amount	Total	Amount	Total
A	$810,711	63.29%	$829,815	89.25%
B	211,509	16.51%	*	* %
Total	$1,022,220	79.80%	829,815	89.25%

*	represented the percentage below 10%

There following table sets forth information as to each supplier that accounted for 10% or more of total purchase during the six month ended June 30, 2024 and 2023.

	Six Months Ended June 30,
	2024		2023
Suppliers		% of			% of
	Amount	Total	Amount		Total
C	$2,301,768	17.54%	$	*	*	%
D	1,811,820	13.80%		*	*	%
E	1,438,856	10.96%		*	*	%
F	*	* %		1,831,395	26.35%
G	*	* %		759,940	10.93%
Total	$5,552,444	42.3%		2,591,335	37.28%

19. SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through September 27, 2024, which was the date of the issuance of the consolidated financial statements, and determined that no events would have required adjustment or disclosure in the consolidated financial statements other than that discussed above.

F-22